Canaccord Genuity Inc.

Consolidated Statement of Financial Condition

March 31, 2017

Assets

Cash and cash equivalents	$ 4,374,236
Receivables from clearing organizations	74,258,970
Securities owned, at fair value	32,251,248
Corporate finance and trading receivables	5,868,297
Notes receivable from employees	1,100,746
Receivables from affiliates	1,862,195
Deposits with clearing organizations and others	1,579,822
Other receivables	4,931,150
Unsettled trades	11,353,681
Fixed assets, at cost (net of accumulation depreciation of $3,455,342)	3,318,096
Prepaid expenses and other assets	744,742
Taxes receivable	296,507
Total assets	$ 141,939,690

Liabilities and stockholder's equity

Securities sold, not yet purchased, at fair value	$ 26,890,095
Accrued compensation payable	29,533,675
Accounts payable and accruals	13,457,592
Unsettled trades	11,353,681
Payables to affiliates	4,266,467
Taxes payable	-
	85,501,510
Subordinated borrowings	27,000,000
Stockholder's equity:	
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)	30
Additional paid-in capital	47,705,970
Retained earnings (Deficit)	(18,267,820)
Total stockholder's equity	29,438,180
Total liabilities and stockholder's equity	$ 141,939,690

See accompanying notes.